Exhibit 99.2

ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS

Resolution 4/2021

RESFC-2021-4-APN-ORSNA#MTR

City of Buenos Aires, 01/11/2021

Having reviewed File No. EX-2020-90732539-APN-USG#ORSNA and EX-2020-73378787-APN-USG#ORSNA of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA); Decree No. 375, dated on April 24, 1997, ratified by Decree of Necessity and Urgency No. 842, dated on August 27, 1997; Decree No 163, dated on February 11, 1998; Decree No. 1799, dated on December 4, 2007; and Decree No. 1009 of December 16, 2020, RESOL-2019-92-APN-ORSNA#MTR and RESOL-2019-93-APN-ORSNA#MTR, dated on October 21, 2019, both issued by the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) and

WHEREAS:

The above mentioned File deals with the adjustment of the Rate Schedule for air terminals that are part of “Group A” of the NATIONAL AIRPORT SYSTEM (NAS), pursuant to the provisions of decree No. DCTO-2020-1009-APN-PTE.

Section 17, subsection 7 of Decree No. 375/97, provides as follows, as part of the functions of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA): “To set up the bases and criteria for the calculation of airport charges and approve the corresponding Rate Schedules, for which purpose it shall take the necessary measures to establish the expense and income allocation methodologies that allow to assess the reasonableness of the rates to be applied”.

Section 14, subsection b) of Decree No. 375/97 provides that the ORSNA shall make sure that the applied airport charges are fair, reasonable and competitive.

The Concession Contract, approved by Decree No. 163/98, includes clear guidelines about the scope of the powers of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) as regards the setting of airport charges.

Clause 16, Paragraph Four of the aforementioned contract provides that “The Rate Schedule included in Annex I to the present Contract, or any other future approved schedule by the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA), shall be applicable during the concession period”.

Therefore, the NATIONAL EXECUTIVE POWER (NEP) granted powers to the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) to modify the Rate Schedule of the NATIONAL AIRPORT SYSTEM (NAS) at any time during the term of effect of the concession.

In such sense, Part 4, Clause 4, item 1 of the MEMORANDUM OF AGREEMENT FOR CONCESSION CONTRACT ADJUSTMENT, ratified by Decree No. 1799/07, provides that the value of the charges for the aeronautical services to be collected by the CONCESSIONAIRE and other official institutions with the power to do so are included in ANNEX II of this MEMORANDUM OF AGREEMENT, and they will come into force from the moment the CONTRACT RENEGOTIATION AGREEMENT becomes effective.

RESOL-2019-93-APN-ORSNA#MTR approved the Rate Schedule that is currently in force and effect.

DCTO-2020-1009-APN-PTE, dated on December 16, 2020, extended for TEN (10) years, after the end of the initial term, the Concession Contract signed on February 9, 1998 between the NATIONAL STATE and AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA (AA2000 S.A.).

The TECHNICAL CONDITIONS FOR THE EXTENSION were signed by the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) and the Concessionaire AA2000 S.A.

The aforementioned provisions established certain specific issues related to the Concession of airports that are part of Group “A” of the NAS, within the scope of the duly executed technical agreements, as shown in File EX-2020-73378787-APN-USG#ORSNA.

According to this regulatory framework, it becomes necessary to implement the rate changes arising from the different agreements that established the bases for granting the aforementioned extension of the concession period.

When assessing the appropriateness of granting an extension of the Concession period for Group “A” of Airports that are part of the NATIONAL AIRPORT SYSTEM (NAS), the effects of such an extension on the users of the National Airport System were taken into account, in the understanding that the best alternative was to grant a longer term to recover investment costs with the lowest rate possible.

The proposed rate modification does not arise from the ordinary regulatory activity but from the interaction between the extension of the Concession period and those rates that provide for the sustainability and feasibility of the required investments, given the flows already included in RESOL-2019-92-APN-ORSNA#MTR, any updates thereof - pursuant to data arising from Regulatory Accounting Reports of the years 2018 and 2019 - and additional estimates based on accounting records for the year 2020, together with likely future traffic recovery projections and estimates.

The application of this mechanism does not affect the provisions of the Memorandum of Agreement about the review mechanisms, which are in full force and effect and shall be applied according to the review process of the FINANCIAL PROJECTION OF INCOME AND EXPENSES (FPIE), as stated in part THREE of the TECHNICAL CONDITIONS FOR THE EXTENSION.

In order to preserve the competitiveness of air transportation, ‘the ORSNA tried expressly not to allocate any applicable airport charge directly to airlines that provide domestic or international flights, or affect usage fees for regional flights’.

As regards Domestic Airport Terminal Usage Fee, ‘we consider it prudent to keep the suspension and freezing thereof up to the year 2022, so as not to affect competitiveness and productivity while the sector recovers, with the intention of enhancing air connectivity levels for the benefit of users and maximizing direct and indirect air transportation impacts.’

Based on international comparisons performed by the technical areas of this Regulatory Body, aeronautical fees for domestic operations in the REPUBLIC OF ARGENTINA are not only among the least expensive fees of the Region but of the World. So a decision is made not to increase such fees in order to achieve more productivity and competitiveness for the different stakeholders of the commercial air transportation sector.

Based on the result of the assessment and the analysis performed by the Technical Areas of the ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA), there is a need to adjust the current Rate Schedule with a variation of the INTERNATIONAL AIRPORT TERMINAL USAGE FEE (TUAI, as per the acronym in Spanish) for airports that are part of “Group A” of the NATIONAL AIRPORT SYSTEM (NAS), as a tool to create an economically sustainable path for the group of air terminals operated by AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA (AA2000 S.A.), with the least possible impact on users.

The present Rate Schedule adjustment is consistent with the provisions of the TECHNICAL CONDITIONS FOR THE EXTENSION, which are an integral part of DCTO-2020-1009-APN-PTE, included as an Annex thereto.

The analysis by the Technical Area of this Regulating Body is performed within the framework of the extension of the Concession Contract for the exploitation, administration and operation of Group “A” of airports, and therefore the recommended variation is limited to this group of airports.

The DEPARTMENT OF ECONOMIC AND FINANCIAL REGULATION (GREYF, as per the acronym in Spanish) and the LEGAL DEPARTMENT (GAJ, as per the acronym in Spanish) have acted in exercise of their incumbent authority.

The ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS (ORSNA) has the corresponding authority to issue the present measure, pursuant to the provisions of Section 3 of the National Law of Administrative Procedures No. 19 549, the provisions of Decree No. 375/97 and other aforementioned regulations.

The matter was discussed at an Open Meeting of the Board of Directors held on January 8, 2021 and the undersigned were authorized to issue the present decision.

Therefore,

THE BOARD OF DIRECTORS OF THE ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS RESOLVES:

ARTICLE 1°: To provide for the total freezing of the Domestic AIRPORT TERMINAL USAGE FEE (TUA, as per the acronym in Spanish) up to the end of 2021, so as not to affect competitiveness and productivity of the sector during its recovery, with the intention of enhancing air connectivity levels for the benefit of users and maximizing direct and indirect air transportation impacts.

ARTICLE 2°: To adjust the Rate Schedule approved by RESOL-2019-93-APN-ORSNA#MTR, corresponding to the rate called “INTERNATIONAL AIRPORT TERMINAL USAGE FEE” (TUAI, as per the acronym in Spanish), with an estimated increase of US DOLLARS SIX (USD 6) for each international passenger that boards a flight in the air terminals of Group “A” of Airports that are part of the NATIONAL AIRPORT SYSTEM (NAS) of the REPUBLIC OF ARGENTINA.

ARTICLE 3°: To make it clear that neither DCTO-2020-1009-APN-PTE nor the Agreement for TECHNICAL CONDITIONS FOR THE EXTENSION, which is an integral part of such Decree, as an attachment thereof, consider the application of any adjustment whatsoever to current aeronautical fees to be paid by domestic or international airline operators, duly established by RESOL-2019-93-APN-ORSNA#MTR.

ARTICLE 4°: To provide that the rate variation established in Article 2° hereof be effective, as regards issued airline tickets, on the day following publication thereof in the OFFICIAL GAZZETE OF THE REPUBLIC OF ARGENTINA (BORA, as per the acronym in Spanish), for their use from March 15, 2021 onwards.

ARTICLE 5°: To ask the NATIONAL CIVIL AVIATION ADMINISTRATION (Administración Nacional de Aviación Civil, ANAC, as per the acronym in Spanish) to publish the present resolution within the scope of its authority.

ARTICLE 6°: Let these presents be notified to AEROPUERTOS ARGENTINA 2000 SOCIEDAD ANÓNIMA (AA2000 S.A.), the MINISTRY OF TRANSPORTATION (MTR), timely publication be made, be forwarded to the NATIONAL DIRECTORATE OF OFFICIAL RECORDS and, once enforced, be filed.

Carlos Pedro Mario Aníbal Lugones Aignasse - Fernando José Muriel e. 1/13/2021 No. 1273/21 v. 1/13/2021

Publication Date 1/13/2021